Exhibit 99.4

argenx SE.

DRAFT REMUNERATION POLICY

This amended remuneration policy for the executive directors and non-executive directors of the board of directors (the Board) of argenx SE (the Company or argenx) and the C-level management of argenx (the Management) has been proposed to the general meeting of shareholders of [7] November 2017 and will apply retroactively from 1 January 2017.

Introduction

The remuneration of each director of the Board and Management shall be determined by the non-executive directors, at the recommendation of the remunerations and nominations committee, within the limits of this remuneration policy. Such proposal shall, in any event, deal with:

(i)             the remuneration structure; and

(ii)          the amount of the fixed remuneration, the shares and/or options to be granted and/or other variable remuneration components, pension rights, redundancy pay and other forms of compensation to be awarded, as well as performance criteria and their application.

The executive director(s) shall not participate in the decision-making of the Board regarding the determination of the remuneration.

The objective of the remuneration policy

This remuneration policy is aimed to attract, reward and retain highly qualified executives directors, non-executive directors and managers and to provide and motivate the members of the Board and Management with a balanced and competitive remuneration that is focused on sustainable results and is aligned with the long-term strategy of the Company.

Reference group and market positioning

For as long as argenx qualifies within the group of comparable (biotech) companies of more or less the same size and comparable corporate development stage (the Reference Group), the chosen market level of remuneration payable within the Reference Group will serve as a reference in determining the level of pay for the members of the Board.

The remuneration and nomination committee shall annually evaluate the relevance of the selection and if needed adapt the Reference Group, thereby ensuring a minimum of eight comparable companies. Every other year, the Board considers the appropriateness of any change of base and/or variable salary in the context of the market environment as well as the salary adjustments for other argenx employees.

Remuneration components executive directors and Management

The remuneration of the executive director(s) and Management consists of the following fixed and variable components:

•      a fixed base salary;

•      a variable annual bonus (short-term annual incentive);

•      a long-term variable incentive plan, in the form of stock options;

•      pension and fringe benefits; and

•      severance arrangements.

Fixed base salary

The base salary of Management members living in Europe will be determined at a range around or slightly above the 75th percentile salary level within the European companies of the Reference Group, whereas the 50th percentile salary level of US based companies in the Reference Group will be the reference for Management members living in the United States. The base salary of the chief executive officer will be determined at a range around or slightly above the median salary levels payable within a blend of both European and US companies of the Reference Group.

Variable annual cash bonus

The objective of this short term annual cash incentive is to ensure that the executive director(s) and Management are well incentivized to achieve performance targets in the shorter term.

An executive director or Management member will be eligible for an annual cash incentive up to a maximum percentage of his/her annual base salary. Performance conditions will be set by the Board before or ultimately at the beginning of the relevant calendar year and shall include criteria concerning the Company’s financial performance, qualitative criteria representing Company performance and/or individual qualitative performance.

Long-term incentive plan

The Board intends to incentivize the executive director(s) and Management through the granting of stock options under the argenx stock option plan and by establishing amended forms thereof or other stock option plans or similar plans from time to time to align the longer term interests of the executive director(s) and Management members with those of the shareholders and to provide an incentive for longer term focus and retention of executive directors and Management.

Pension and fringe benefits

The executive director(s) and Management members shall (continue to) participate in a defined contribution pension scheme operated by a third party pension insurance organization.

The executive director(s) and Management members are entitled to customary fringe benefits, such as a company car.

Severance arrangements

In case of termination of employment or management agreement other than for cause, executive directors and Management members will be entitled to a severance payment in line with market practice in the Reference Group. The conditions of the severance are included in the management or employment contracts and are based on a recommendation of the remuneration and nomination committee. The severance arrangement may also include an accelerated vesting of outstanding stock options.

Remuneration components non-executive directors

The remuneration of the non-executive directors consists of the following components:

•             a fixed fee, which fee will be prorated in case the director does not attend all meetings where his or her presence is required;

•             if applicable, a fee for chairman and the members of the audit committee, the research & development committee and/or the remuneration and nomination committee; and

•             a long-term variable incentive, in the form of stock options.

The goal is that the cash component represents one third and the long-term variable incentive two thirds of the total compensation of the non-executive directors.

Fixed fee

The fixed fee of non-executive directors will be determined at a range around or slightly above the median of fees payable within the Reference Group, including both European and US based companies.

Long-term incentive plan

The Board intends to incentivize the non-executive directors through the granting of stock options under the argenx stock option plan and by establishing amended forms thereof or other stock option plans or similar plans from time to time to be able to attract and retain well-qualified non-executive directors.

Success payment

In case of exceptional circumstances, the Board may decide to reward non-executive directors success payments relating to the occurrence of specific events achieved through the exceptional efforts of that person (such as a platform licensing or product licensing deal brokered by that non-executive director).

General

Discretionary adjustments

The Board has the authority to deviate from the policies set out herein fore, in case it considers it necessary or desirable to do so in specific individual cases in order to attract and retain the most qualified directors also in the future. The remuneration policy of the Board is reassessed each year by the remuneration and nomination committee.

Loans and guarantees

No personal loans or guarantees, including mortgage loans, are offered to any of the directors of the Board.

Claw back

The Company is authorized to partially or fully claim back any variable cash bonus paid to the extent that such variable cash bonus was paid out on the basis of erroneous information about the achievement of the performance targets underlying such variable cash bonus.